SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DALMORE GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). EACH OF THE COMPANY AND THE CROWDFUNDING ISSUER IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE CROWDFUNDING ISSUER, THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE CROWDFUNDING ISSUER, THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE CROWDFUNDING ISSUER, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING ISSUER'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CROWDFUNDING ISSUER'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEITHER THE CROWDFUNDING ISSUER NOR THE COMPANY UNDERTAKES

ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING ISSUER AND THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE CROWDFUNDING ISSUER OR THE COMPANY.

EACH OF THE CROWDFUNDING ISSUER AND THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CROWDFUNDING ISSUER OR THE COMPANY SINCE THAT DATE.

THE MRH CF, LLC - SERIES ROSE' TO BLAME 24 INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE MRH CF, LLC - SERIES ROSE' TO BLAME 24 INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY SECTION 10 OF THE COMPANY AGREEMENT. THE MRH CF, LLC - SERIES ROSE' TO BLAME 24 INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Offering Memorandum Date

MRH CF, LLC

a Delaware series limited liability company

MRH CF, LLC - SERIES ROSE' TO BLAME 24 (the "SERIES")

SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") understands that MRH CF, LLC - SERIES ROSE' TO BLAME 24 (the "**Series**") of MRH CF, LLC, a Delaware series limited liability company, having its principal place of business at **2456 Fortune Drive Suite 110 Lexington KY 40509** (the "**Company**"), is offering for sale (the "**Offering**") on a best-efforts basis up to 5,000 membership units (each a "**Unit**" and collectively the "**Units**") at the purchase price of $88.00 per Unit (the "**Purchase Price**"), upon the terms and conditions set forth in this subscription agreement ("**Agreement**"), the Subscription Offering Information, the Series Agreement and the Company Agreement.

1. <u>Subscription for Units</u>.

a. Subject to the terms and conditions of this Agreement, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Series the number of Units indicated on the signature page attached hereto (the "**Securities**"), for the aggregate Purchase Price set forth on the signature page (the "**Aggregate Purchase Price**").

b. Subscriber hereby agrees to be bound hereby upon execution and delivery by Subscriber to the Series of the signature page to this Agreement.

c. It is understood and agreed that the Series shall have the sole right, at its complete discretion, to accept or reject this Subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Series only when it is signed by a duly authorized officer of the Series and delivered to the Subscriber. Subscriptions for Securities need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Series shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of such Securities would constitute a violation of the securities laws of such jurisdiction.

2. <u>Subscription Offering Information</u>. Subscriber represents and warrants that it is in receipt of and that it has carefully read and understood all documents and information provided to Subscriber on or through the Company's App or <u>myracehorse.com</u> website (collectively "the MyRacehorse™ Platform") including the Buy Page, the Offering Memorandum and all relevant agreements contained within the Offering Memorandum (collectively, the "Subscription Offering Information.")

3. <u>Series Representations and Warranties</u>. The Series represents and warrants that as of the date of this

Agreement:

a. The Series is a series of a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, entitled to own its property of a material nature and to carry on its business of a material nature as and in places where such property is now owned or operated and such business is conducted except where the failure to so qualify will not have a material adverse effect on the Series.

b. The Series, by appropriate and required corporate action, has duly authorized the execution of this Agreement, and the issuance and delivery of the Securities.

4. Subscriber Representations, Acknowledgements and Agreements. Subscriber hereby represents, warrants to and acknowledges and agrees with the Series as follows:

a. The Subscriber is aware that an investment in the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests involves a significant degree of risk, and has received and carefully read the Company's Offering Memorandum dated February 25, 2025, as may be amended from time to time and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company or its financial condition.

b. The offering and sale of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The Subscriber understands that the offering and sale of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests is intended to be exempt from registration under the Securities Act, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement, including, without limitation, the investor qualification ("Investor Qualification and Attestation"). The Subscriber is purchasing the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

c. <u>Transfer Restrictions; Resales</u>.

i. <u>Right of First Refusal.</u> Subscriber agrees that it shall not transfer such Securities except in compliance with Section 10 of the Company Agreement, which provides for a first right of first refusal to purchase the Securities to the Manager and, secondarily, a right of first refusal for other Series Members to purchase the Securities.

ii. <u>Resales</u>. Provided, that, the provisions of Section 10 of the Company Agreement are complied with, then the Subscriber may re-sell the Securities during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement

1. To the Company;

2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

3. As part of an offering registered under the Securities Act with the SEC; or

4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

d. The Subscriber acknowledges that the Subscriber's responses to any questions posed in the MyRacehorse™ Platform, are complete and accurate as of the date hereof.

e. The Subscriber acknowledges that neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests.

f. In evaluating the suitability of an investment in the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on the Buy Page, the Offering Memorandum, and the relevant agreements within the Offering Memorandum including this Subscription Agreement.

g.   Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and, in turn, to be paid to its selected dealers, and in all instances the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to paragraph 6 of this Subscription Agreement.

h.   The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests and the Company and to make an informed investment decision with respect thereto.

i.   The Subscriber is not relying on the Company, the Manager or any of its respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests, and the Subscriber has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Subscriber has deemed necessary or appropriate in connection with its purchase of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests.

j.   No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests by the Subscriber.

k.   The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests for an indefinite period of time.

l.   The Subscriber (i) if a natural person, represents that the Subscriber has reached the age of 21 (or 18 in states with such applicable age limit) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (ii) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

m.   If an entity, the Subscriber has its principal place of business or, if a natural person, the Subscriber has its primary residence, in the jurisdiction set forth in this Subscription Agreement. The Subscriber first learned of the offer and sale of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests in such jurisdiction and the Subscriber intends that the securities laws of that state shall govern the purchase of the Subscriber's MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests.

n.   The Subscriber is either (i) a natural person resident in the United States, (ii) a partnership, corporation or limited liability company organized under the laws of the United States, (iii) an estate of which any executor or administrator is a U.S. person, (iv) a trust of which any trustee is a U.S. person, (v) an agency or branch of a foreign entity located in the United States, (vi) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (vii) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.

o.   Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager and the Company in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the MRH CF, LLC - SERIES ROSE' TO BLAME 24 Interests.

p.   The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "Plan Asset Regulation", and a benefit plan investor described in the Plan Asset Regulation, a "Benefit Plan Investor"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

q.   The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

r.   Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

s.   If the Subscriber is affiliated with a non-U.S. banking institution (a "Foreign Bank"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

t.   <u>Investment Limits</u>. Subscriber represents that:

i.   Subscriber meets the definition of Accredited Investor under Rule 501 of the Securities Act as set forth in <u>Appendix A</u>; or

ii.   Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

iii.   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

iv.   Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

u.   Each of the representations and warranties of the parties hereto set forth in this Section 4 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

5.   **Subscriber Undertakings.**

a.   Subscriber understands, acknowledges and agrees with the Series as follows:

i.   Subscriber hereby acknowledges and agrees that the Subscription hereunder is irrevocable by Subscriber, and that, except as required by law, Subscriber is not entitled to cancel, terminate or revoke this Agreement and that this Agreement shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

        ii.   No federal or state agency has made any findings or determination as to the fairness of the terms of this subscription for investment nor any recommendations or endorsement of the Securities.

6.   **Indemnification.** Subscriber shall indemnify and hold harmless the Series and each officer, director or control person of the Series from any and all damages, losses, liabilities obligations, commitments and expenses (including attorneys' fees and expenses) incurred by any of such person by reason of or arising from the breach of any representation, warranty or covenant of Subscriber contained in this Agreement.

7.   **Ownership Records.** The ownership of your shares will be reflected by registration in electronic form (also known as "book entry").

8.   **Miscellaneous.**

a.   Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Series, addressed to it at the address set forth below:
Company:

MRH CF, LLC
2456 Fortune Drive
Suite 110
Lexington, KY 40509
Attention: Chief Executive Officer

Subscriber:

Address provided in the subscription process.

b.   All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the state of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the state of Nevada or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the state of Nevada. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

c.   This Agreement shall be binding upon the parties hereto and their respective heirs, estate, legal representatives, successors and assigns. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform to such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

d.   In any action, proceeding or counterclaim brought to enforce any of the provisions of this Agreement or to recover damages, costs and expenses in connection with any breach of the Agreement, the prevailing party shall be entitled to be reimbursed by the opposing party for all of the prevailing party's attorneys' fees, costs and other out-of-pocket expenses incurred in connection with such action, proceeding or counterclaim.

e.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth herein. This Agreement supersedes all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.

        f.   The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

        9.   **Acceptance of Delivery.** All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the completed Agreement will be determined by the Series, which determination will be final and binding. The Series reserves the absolute right to reject any completed Agreement, in its sole and absolute discretion. The Series also reserves the right to waive any irregularities in, or conditions of, the submission of completed Subscription Agreements, and the Series' interpretation of the terms and conditions for the purchase of the Securities (including these instructions) shall be final and binding. The Series shall be under no duty to give any notification of irregularities in connection with any attempted subscription for the Securities or incur any liability for failure to give such notification. Until such irregularities have been cured or waived, no subscription for the Securities shall be deemed to have been made. Any Subscription Agreement that is not properly completed and as to which defects have not been cured or waived will be returned by the Series to the Subscriber as soon as practicable.


SUBSCRIPTION AGREEMENT SIGNATURE PAGE


By clicking "I agree to the Offering Terms" on the MyRacehorse™ Platform, Subscriber is agreeing to the terms of this Subscription Agreement, certifying that all information is true and correct and authorizing an electronic signature on this Agreement. This shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Signature Page may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement may also be delivered by facsimile, e-mail or other means of electronic transmission.

The undersigned Subscriber hereby certifies (i) he/she/it agrees to all the terms and conditions of this Agreement, (ii) his/her/its combined investments in MyRacehorse do not exceed the greater of 10% of his/her/its annual income or 10% of his/her/its total assets, and (iii) he/she/it is a resident of the state or foreign jurisdiction indicated below.

The undersigned irrevocably subscribes for Series membership units.

The Aggregate Purchase Price of membership units subscribed for, at $_____.00 per share, is $_____.

This Subscription Agreement is executed by Subscriber on _____.

_____ Name of Subscriber	If other than Individual check one and indicate capacity of signatory under the signature:

PLEASE CHECK ONE

    Accredited Investor
    Non-Accredited Investor

        Trust
        Estate
        Uniform Gifts to Minors Act of State of _____
        Limited liability company
        Corporation
        Other _____

_____
Name of Joint Subscriber (if any)

PLEASE CHECK ONE

    Accredited Investor
    Non-Accredited Investor

If Joint Ownership, check one:
    Joint Tenants with Right of Survivorship
    Tenants in Common
    Tenants by Entirety
    Community Property

_____
Signature of Subscriber

Backup Withholding Statement:
Please check this box only if the investor is subject to:

    Backup withholding.

_____
Signature of Joint Subscriber

Foreign Person:
Please check this box only if the investor is a:

_____
Capacity of Signatory (if applicable)

    Nonresident alien, foreign corporation, foreign
    Company, foreign trust or foreign estate.

_____
Social Security or Taxpayer Identification Number

_____
Residence Address or Entity Principal Address

_____
City   State   Zip
Code

Telephone ( ) _____

e-mail address: _____

As required by the regulations issued pursuant to the U.S. Internal Revenue Code, Subscriber certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification Number and address provided above is correct, (2) Subscriber is not subject to backup withholding (unless the Backup Withholding Statement box above is checked) either because Subscriber has not been notified that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified Subscriber that Subscriber is no longer subject to backup withholding and (3) Subscriber (unless the Foreign Person box above is checked) is not a nonresident alien, foreign partnership, foreign trust or foreign estate.

Appendix A

Accredited Investor Definition

According to Rule 501(a) of Regulation D under the Securities Act, an "accredited investor" is any person who comes within any of the following categories at the time of the sale of the securities to that person:

(1)   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)   Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3)   Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)   Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5)   Any natural person whose individual net worth[1], or joint net worth[2] with that person's spouse or spousal equivalent[3], at the time of his purchase exceeds $1,000,000;

(6)   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7)   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii);

(8)   Any entity in which all of the equity owners are accredited investors;

(9)   Any entity, of a type not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments[4] in excess of $5,000,000

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[1] For purposes of calculating a natural person's net worth: (a) the person's primary residence must not be included as an asset; (b) indebtedness secured by the person's primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the residence must be included as a liability.

[2] For the purposes of calculating joint net worth: (a) joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent; (b) assets need not be held jointly to be included in the calculation; and (c) reliance on the joint net worth standard does not require that the securities be purchased jointly.

[3] The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

[4] For purposes of this section, "investments" is defined in rule 2a51-1(b) under the Investment Company Act of 1940 (17 CFR 270.2a51-1(b)).

(10)   Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status, which currently consists of a Series 7, Series 65, or Series 82 license;

(11)   Any natural person who is a "knowledgeable employee[5]," as defined in rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12)   Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of $5,000,000, (ii) That is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13)   Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

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[5] The term "knowledgeable employee" with respect to a Section 3(c)(1) company or a Section 3(c)(7) company (a "Covered Company") means any natural person who is: (i) an executive officer, director, trustee, general partner, advisory board member, or person serving in a similar capacity, of the Covered Company or an affiliated person that manages the investment activities of the Covered Company (an "Affiliated Management Person"); or (ii) an employee of the Covered Company or an Affiliated Management Person of the Covered Company (other than an employee performing solely clerical, secretarial or administrative functions with regard to such company or its investments) who, in connection with his or her regular functions or duties, participates in the investment activities of such Covered Company, other Covered Companies, or investment companies the investment activities of which are managed by such Affiliated Management Person of the Covered Company, provided that such employee has been performing such functions and duties for or on behalf of the Covered Company or the Affiliated Management Person of the Covered Company, or substantially similar functions or duties for or on behalf of another company for at least 12 months.